Exhibit 99.1

Kingsoft Cloud Files Annual Report on Form 20-F for Fiscal Year 2022 and Releases 2022 Environmental, Social and Governance (ESG) Report

BEIJING, April XX, 2023 (GLOBE NEWSWIRE) -- Kingsoft Cloud Holdings Limited (“we,” “Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading independent cloud service provider in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2022 with the Securities and Exchange Commission ("SEC") on April 27, 2023. The annual report can be accessed on the Company's investor relations website at http://ir.ksyun.com as well as the SEC's website at http://www.sec.gov.

The Company will provide hard copies of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be submitted to ksc-ir@kingsoft.com.

In addition, the Company has recently published its 2022 Environmental, Social and Governance (ESG) Report (the “ESG Report”) to provide an in-depth review of the Company’s progress in the past year in its ESG practices, including business ethics, responsible operation, talent development, green development, sustainable supply chain, and corporate responsibility.

In 2022, the Company has improved its ESG practices, including but not limited to the following:

•	Expanding positive impact on data security in the industry, conducting enhanced inspections and due diligence on our suppliers to further improve their information and data security performance
•	Advocating IP protection, as well as contributing to IP-related operation and education, which led to the recognition and award of National Intellectual Property Advantageous Enterprise
•	Upholding the efficient, low-carbon, energy-saving and renewable development principle, improving energy and resource utilization throughout the full life-cycle of data centers, whereby its Tianjin Data Center was entitled “Carbon Neutral Data Center Innovator”

To learn more about Kingsoft Cloud’s ESG efforts and to view the full ESG Report, please visit https://ir.ksyun.com/esg.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; general economic and business conditions in China; assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com